Exhibit 99.1

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

In light of the ongoing COVID-19 pandemic and to mitigate the risk to the health and safety of our shareholders, employees and communities, Great Panther Mining Limited (“Great Panther” or the “Company”) will hold its annual general and special meeting of shareholders (the “Meeting”) in a virtual only format via live webcast. All shareholders are invited and encouraged to participate in the Meeting using the instructions set out in the accompanying Information Circular.

Date: Wednesday, June 29, 2022	Time: 12:00 p.m. (Pacific Time)
Location: www.meetnow.global/MX5XW6H	Record Date: May 11, 2022

You are invited to attend the Meeting of Great Panther. The Meeting will be held on Wednesday, June 29, 2022 at 12:00 p.m. (Pacific Time) for the following purposes:

1.	to receive the consolidated financial statements of the Company for the financial year ended December 31, 2021, and the auditor’s report thereon;
2.	to set the number of directors at seven;
3.	to elect seven director nominees of the Company to serve until the close of the next annual general meeting;
4.	to reappoint KPMG LLP as the Company’s auditor to serve until the close of the next annual general meeting;
5.	to consider an ordinary resolution authorizing and approving a share consolidation; and
6.	to transact such other business as may properly come before the Meeting or any adjournments thereof.

Great Panther is conducting a virtual only shareholders’ Meeting via live webcast. You are eligible to vote if you were a shareholder of record as of the close of business on May 11, 2022.

Registered shareholders (being shareholders who hold their shares in their own name) and duly appointed proxyholders can attend the Meeting online where they can participate, vote or submit questions during the Meeting’s live webcast. Beneficial shareholders (being shareholders who hold their shares through a broker, investment dealer, bank, trust Company, custodian, nominee or another intermediary) who have not duly appointed themselves as proxyholder will be able to attend as a guest and view the webcast but will not be able to ask questions or vote at the Meeting. Shareholders will not be able to attend the Meeting in person.

The Company has elected to use the notice-and-access provisions under National Instrument 54-101 and National Instrument 51-102 (“Notice and Access Provisions”) for this Meeting. Notice and Access Provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to shareholders of the Company (“Shareholders”) by allowing the Company to post the Information Circular and any additional materials online. Under Notice and Access Provisions, instead of receiving printed copies of the Meeting materials, Shareholders will receive a Notice-and-Access notification containing details of the Meeting date, webcast login particulars and purpose, as well as information on how they can access the Meeting materials electronically. Shareholders will also receive a form of Proxy (for registered shareholders) or a Voting Instruction Form (for beneficial shareholders), allowing each shareholder to submit their vote by proxy at the Meeting. Electronic delivery reduces paper consumption, which is consistent with the Company’s environmental commitments, and also reduces the Company’s printing and mailing costs.

The Information Circular is available at https://www.greatpanther.com/investors/reports-filings/agm/ and under the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml . Any Shareholder who wishes to receive a paper copy of the Information Circular should contact the Company by telephone number: 1 888 355 1766 (Canada/USA Toll-Free) or +1 604 608 1766 (International Toll), or email: info@greatpanther.com. A Shareholder may also use the numbers noted above to obtain additional information about the Notice-and-Access Provisions. Under Notice-and-Access Provisions, meeting related materials will be available for viewing for up to one year from the date of posting and a paper copy of the materials can be requested at any time during this period.

In order to allow for reasonable time to be allotted for a Shareholder to receive and review a paper copy of the Information Circular before the deadline to submit a proxy (described in the Information Circular), any Shareholder wishing to request a paper copy of the Information Circular as described above should ensure such request is received by the Company no later than June 8, 2022.

The Information Circular contains details of matters to be considered at the Meeting. Regardless of whether a Shareholder plans to attend the Meeting, Great Panther requests that each Shareholder please complete and deliver the form of proxy, or follow the other voting procedures, all as set out in the form of proxy and Information Circular.

There are several convenient ways to vote your shares including online and via telephone. You will find attached to this notice a form of Proxy or a Voting Instruction Form containing detailed instructions on how to exercise your voting rights. Please remember to review the Information Circular prior to voting.

	Beneficial Shareholders	Registered Shareholders
	Shares held with a broker, bank or other intermediary.	Shares held in own name and represented by a physical certificate.
Internet	www.proxyvote.com	www.investorvote.com
Phone or Fax	Call or fax to the number(s) listed on your voting instruction form and vote using the control number provided therein.	Within North America Phone: 1 866 732 8683 Fax: 1 866 249 7775	Outside North America Phone: +1 312 588 4290 Fax: +1 416 263 9524
Mail	Return the voting instruction form in the enclosed postage paid envelope.	Return the form of proxy in the enclosed postage paid envelope.

DATED at Vancouver, British Columbia, May 16, 2022.

BY ORDER OF THE BOARD OF DIRECTORS

“Alan Hair” Alan Hair

Chair of the Board